Exhibit 99.1

MHG- Presentation of the Q2 2014 results 27 August at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results of the first quarter 2014 at Hotel Bristol, Kristian IVs gate 7, 0164 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 07:00 CET.

The presentation will be held in English and will also be available as a webcast. The webcast will be available on www.marineharvest.com.

You are also invited to participate in an international conference call at 16:00 (CET) on the same day. The participants can call in using the details in the attachment. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access
Conference Title:	MHG Q2 2014 International Conference call
Moderator Name:	Alf-Helge Aarskog, CEO
Company Name:	Marine Harvest (1)
Dial in 5-10 minutes prior to the start time using the number / Confirmation Code below.

Confirmation Code:	7595701

Participants, Local - Amsterdam, Netherlands:	+31(0)20 721 9157
Participants, Local - Bangalore, India:	+91(0)80 6127 5078
Participants, Local - Beijing, China:	+861059 045 016
Participants, Local - Berlin, Germany:	+49(0)30 5900 24906
Participants, Local - Brussels, Belgium:	+32(0)2 400 1974
Participants, Local - Budapest, Hungary:	+361700 9874
Participants, Local - Copenhagen, Denmark:	+4532 71 16 63
Participants, Local - Dublin, Ireland:	+353(0)1 2465606
Participants, Local - Frankfurt, Germany:	+49(0)69 2222 10638
Participants, Local - Geneva, Switzerland:	+41(0)22 567 5429
Participants, Local - Helsinki, Finland:	+358(0)9 2310 1618
Participants, Local - Hong Kong, Hong Kong:	+8523068 9883
Participants, Local - Johannesburg,South Africa:	+2711 019 7080
Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 6207 4618
Participants, Local - Lisbon, Portugal:	+3512131 64174
Participants, Local - London, United Kingdom:	+44(0)20 3427 1937
Participants, Local - Madrid, Spain:	+3491 114 6584
Participants, Local - Milan, Italy:	+3902 3600 8000
Participants, Local - Montreal, Canada:	+1514 669 5893
Participants, Local - Moscow, Russia:	+7495 213 0982
Participants, Local - Mumbai, India:	+91(0)22 6150 1762
Participants, Local - Munich, Germany:	+49(0)89 2030 31223
Participants, Local - New York, United States of America:	+1646 254 3370
Participants, Local - Oslo, Norway:	+472350 0485
Participants, Local - Paris, France:	+33(0)1 76 77 22 32
Participants, Local - Prague, Czech Republic:	+420225 376 427
Participants, Local - Rome, Italy:	+3906 9974 9004
Participants, Local - Sao Paulo, Brazil:	+5511 3351 7274
Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1968
Participants, Local - Singapore, Singapore:	+656622 1965
Participants, Local - Stockholm, Sweden:	+46(0)8 5065 3932
Participants, Local - Sydney, Australia:	+61(0)2 9253 5961
Participants, Local - Taipei, Taiwan:	+886(0)2 2656 7338
Participants, Local - Tallinn, Estonia:	+372622 6503
Participants, Local - Tel Aviv, Israel:	+9723721 7905
Participants, Local - Tokyo, Japan:	+81(0)3 4455 6449
Participants, Local - Toronto, Canada:	+1416 915 3235
Participants, Local - Vienna, Austria:	+43(0)1 25302 1767
Participants, Local - Warsaw, Poland:	+4822 584 4254
Participants, Local - Zurich, Switzerland:	+41(0)44 580 7219